SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of November, 2004

Bennett Environmental Inc.

(Translation of registrant’s name into English)

Suite 208, 1540 Cornwall Road, Oakville ON L6J 7W5

(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

     Please note that pursuant to Rule 12g3-2(d)(1), this registrant, being registered under Section 12, is not eligible for exemption under Rule 12g3-2(b). Accordingly, the following two questions are not relevant to this registrant and are therefore left blank.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☐

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-             .

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bennett Environmental Inc. (Registrant)

Date: November 3, 2004	By:	/s/ Al Bulckaert [Print] Name: Al Bulckaert Title: Chief Executive Officer

For Immediate Release

Bennett Environmental Announces Third Quarter Results

Oakville, Ontario, November 2nd, 2004 – Bennett Environmental Inc. today announced its financial and operating results for the quarter and nine months ended September 30, 2004 and reported on other developments.

•	Net loss of $0.43 per share including an after-tax charge of $0.36 per share in the third quarter

•	Submission of a study commissioned by the Company to the Quebec Ministry of Environment which concludes that the Company is not the source of elevated levels of dioxins and furans near the RSI plant.

•	Six week plant closure is scheduled for RSI, beginning in mid November

•	New orders received totalling a minimum of 11,000 tonnes of soil for thermal remediation

Financial results

The Company announced a third quarter after-tax loss of $7.8 million ($0.43 per common share). Bennett earned $6.8 million or $0.39 per share in the same quarter last year.

In the third quarter, Bennett took pre-tax charges totalling approximately $10.0 million. These charges include:

•	Non-cash charges of $8 million related to (i) write-down of fixed assets, (ii) write-off of capitalized costs related to operating permits for a proposed waste disposal facility at Kirkland Lake, Ontario which will not be built and (iii) write-down of accounts receivable and the taking of a provision against a cost reimbursement claim with respect to the recently completed Saglek project.

•	A charge of approximately $2.0 million relating to staff reductions and closure costs for the Vancouver office.

During the third quarter of 2004, Bennett processed approximately 20,000 tonnes of soil at its RSI plant in Saint Ambroise, Quebec. Revenue for the quarter was $7.9 million compared to $22.4 million in the third quarter of 2003 when 23,000 tonnes of soil were processed. Factors affecting the quarter’s revenue are described below.

Saglek

The Saglek project consisted of work in northern Labrador for Defense Construction Canada with respect to tendered and non-tendered specifications. The project started in 2002 and was completed in the third quarter of 2004. Revenue for this project was recognized using the “percentage of completion method” of accounting under which a formula is applied to recognize revenue based on the rate at which costs are actually incurred in the completion of the project. This method of accounting was adopted because in the Saglek project Bennett was the prime contractor responsible for project construction and supervision which went beyond its normal role of shipping and thermally treating contaminated soil. Saglek was the only project for which the Company used the “percentage of completion” method for revenue recognition in 2003 and the first three quarters of 2004.

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For Immediate Release

During the third quarter, the Saglek project was completed and approximately 7,000 tonnes of material from Saglek were processed. Over the course of the entire project, Bennett excavated approximately 56,000 tonnes of soil and processed approximately 44,000 tonnes of material in its facilities. The volume of material processed was approximately 4,600 tonnes less than originally estimated for 2004 because the project ended sooner than expected.

Bennett has submitted a claim for extra expenses for the removal of certain materials that were a part of a non-tendered specification. The Company is endeavouring to recover these costs but a provision has been recorded as there is no assurance that the Company will be successful in recovering all costs.

The provision against the claims and the shortfall in tonnage is treated as a change in the recorded total revenue attributable to the project, and accordingly, revenues in the quarter were $8 million lower than expected.

Other Projects

Bennett processed a total of 13,000 tonnes of soil from other projects in Canada and the US. Revenue from processed materials from these other projects averaged approximately $600 per tonne.

Costs and Expenses

The Company’s operating costs were $9.6 million for the third quarter, approximately equal to the costs for the same period last year. Included in the operating costs were costs related to the mobilization and de-mobilization of equipment for the Saglek contract of $2.1 million. Administrative and business development costs were $5.4 million for the quarter compared to $1.6 million from the same period last year. The additional expenses include a $2.0 million provision related to the closure costs related to the Vancouver office, and to higher legal costs. Amortization expenses were $0.6 million, approximately equal to those of the prior period. In the quarter the Company recorded a $4.3 million charge as a result of an impairment in assets values related to the Kirkland Lake operating permits and that project’s fixed assets.

Balance Sheet

At September 30, 2004, cash on hand was $5.6 million compared to $13.9 million in the second quarter of 2004. The major use of cash in the quarter was on the completion of the Belledune plant.

Working capital at the end of the quarter, net of cash, was $20.6 million compared to $18.4 million a year earlier. At the end of the third quarter, long term debt was $303,000.

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For Immediate Release

Credit Facility

Subsequent to the end of the quarter, the Company was notified of the discontinuation by one of its lenders of a $10 million line of credit which was completely undrawn.

Nine Months Results

For the nine months ended September 30, 2004 Bennett’s net loss, after the charges described above, was $10.2 million ($0.56 per common share) on revenues of $20.8 million. For the period ending September 30, 2003, Bennett earned $11.8 million or $0.71 per share on revenues of $47.8 million.

Récupère Sol Plant (RSI) in Saint-Ambroise.

As previously announced, the Quebec Ministry of Environment’s Prior Notice has alleged that Bennett was the source of elevated levels of dioxins and furans in the vicinity of the plant in Saint Ambroise, Quebec. On November 1, 2004 Bennett submitted a comprehensive study to the Quebec Ministry of Environment, which has concluded that the “finger prints” of the dioxins and furans emanating from Bennett’s plant do not match the “finger prints” of dioxins and furans from the Ministry’s report. Bennett’s study further demonstrates that its plant emissions remain well within regulated limits.

The results of the study suggest that there are other probable sources for the elevated levels. The study is currently being reviewed by officials of the Quebec Ministry of the Environment.

Expected Volume of Soils to be Treated and Temporary Plant Shutdown

At the end of the third quarter, Bennett’s soil inventory was about 8,000 tonnes. The Company has received new orders to process a minimum of 11,000 tonnes of contaminated soil from sites in Canada and the United States. Bennett anticipates that the soil will be processed during the first and second quarters of 2005.

Bennett expects to process approximately 8,000 to 10,000 tonnes in the fourth quarter, prior to shutting the RSI plant down in mid-November through to year end. It is anticipated that this temporary shut-down will produce an operating loss in the fourth quarter.

In the first and second quarters of 2005, the RSI plant is expected to operate at about 60-80% of capacity.

Comment

“Over the past two quarters we have taken a series of very important steps designed to position Bennett for recovery. We have put new and experienced sales capability in the US market, added depth to our management team and implemented new processes to track and identify new business,” said Al Bulckaert, President and CEO.

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For Immediate Release

“In the past the Company has relied heavily on the Federal Creosote project in Manville New Jersey. While the Federal Creosote Project is important both to us and to the US Environmental Protection Agency, it is only one of many sites in North America containing contaminated soil which can be treated using Bennett’s thermal oxidization technology,” continued Al Bulckaert. “During Q3 Bennett submitted bids on over 50,000 tonnes of contaminated soil at these sites.”

“These bidding processes are time consuming so we don’t anticipate a dramatic impact on our near term volumes. But as these latest orders demonstrate, our enhanced sales presence, backed by our solid customer relationships, should increase the flow of material to our plants and provide significantly improved results in 2005. Bennett has the resources and the proven ability to be a leader in the environmental remediation industry,” concluded Mr. Bulckaert.

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

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Press Release	PR 162 – 2004 11 02

For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Balance Sheets
(Expressed in Canadian dollars)
As at September 30, 2004 with comparative figures
As at December 31, 2003

	September 30	December 31
	2004	2003
	(unaudited)	(Audited)
		(Restated - Note 2)
Assets
Current assets
Cash and cash equivalents	$5,607,124	$12,586,353
Accounts receivable	21,946,826	29,012,175
Income tax receivable	3,569,375	—
Work-in-progress	—	151,893
Prepaid expenses and other	2,805,814	2,154,983

	33,929,139	43,905,404
Investment	487,380	568,193
Note Receivable	300,000	—
Property, Plant and Equipment	45,208,290	23,779,384
Other assets	4,213,640	6,777,953
Goodwill	646,638	646,638

	$84,785,087	$75,677,572

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$7,566,572	$9,964,937
Income taxes payable	—	2,961,632
Current portion of long-term debt	9,067	4,601

	7,575,639	12,931,170
Future income tax liability	692,194	2,616,861
Deferred revenue	—	814,409
Long-term debt	300,767	417,143
Shareholders’ equity
Share capital	55,790,712	28,397,470
(Common shares outstanding 18,415,940 (2003 – 17,145,789))
Contributed surplus	1,409,977	1,201,776
Retained Earnings	19,015,798	29,298,743

	76,216,487	58,897,989
	$84,785,087	$75,677,572

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For Immediate Release

BENNETT ENVIRONMENTAL INC.

Consolidated Statement of Operations and Retained Earnings (Deficit)
(Expressed in Canadian dollars)
For the Nine-Month Period Ended September 30, 2004 with comparative figures for the Nine-Month Period Ended September 30, 2003, and
the Three-Month Period Ended September 30, 2004 with the comparative figures for the Three-Month Period Ended September 30, 2003

	9 months		3 months
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Restated - Note 2)		(Restated - Note 2)
Sales	$20,804,810	$47,822,472	$7,967,983	$22,402,772
Interest and other income	438,468	543,346	188,391	209,515

	21,243,278	48,365,818	8,156,374	22,612,287

Expenses
Operating costs	18,929,455	21,644,419	9,619,609	9,966,464
Administration and business development	11,251,426	6,251,145	5,422,654	1,669,208
Amortization	1,916,935	1,513,039	635,211	665,830
Loss from assets impairment	4,343,979		4,343,979
Foreign exchange	37,177	423,560	112,317	(57,759)
Interest expenses	71,978	86,285	23,677	35,364

	36,550,950	29,918,448	20,157,447	12,279,107

Earnings (loss) before income taxes	(15,307,672)	18,447,370	(12,001,073)	10,333,180

Income tax expense
Current	(3,569,375)	6,290,563	(2,309,079)	3,303,590
Future	(1,455,352)	305,000	(1,894,312)	255,000

	(5,024,727)	6,595,563	(4,203,391)	3,558,590

Net earnings (loss)	(10,282,945)	11,851,807	(7,797,682)	6,774,590
Retained Earnings (Deficit), beginning of period	29,298,743	11,125,284	26,813,480	16,202,501
Retained Earnings, end of period	$19,015,798	$22,977,091	$19,015,798	$22,977,091

Basic earning (loss) per share	$(0.56)	$0.71	$(0.43)	$0.40

Fully diluted earnings (loss) per share	$(0.56)	$0.70	$(0.43)	$0.39

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For Immediate Release

Consolidated Statement of Cash Flows
(Expressed in Canadian dollars)
For the Nine-Month Period Ended September 30, 2004 with comparative figures for the Nine-Month Period Ended September 30, 2003, and
the Three-Month Period Ended September 30, 2004 with the comparative figures for the Three-Month Period Ended September 30, 2003

	9 months		3 months
	September 30, 2004	September 30, 2003	September 30, 2004	September 30, 2003
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
		(Restated - Note 2)		(Restated - Note 2)
CASH PROVIDED BY (USED IN):
Operations
Net earnings (loss)	$(10,282,945)	$11,851,807	$(7,797,682)	$6,774,590
Items not involving cash:
Amortization	1,916,935	1,513,039	635,211	665,830
Equity investment loss	128,193	—	61,593	—
Write down of investment	(47,380)		(47,380)
Stock-based compensation	489,948	1,123,376	151,830	22,026
Shares issued for services rendered	—	2,840	—	—
Kirkland Lake assets and permits	4,343,979	—	4,343,979	—
Future income taxes	(1,455,352)	305,000	(1,894,312)	255,000
Changes in operating working capital:
Deferred revenue	(814,409)	—	—	—
Accounts receivable	7,065,349	(13,986,668)	901,242	(10,328,977)
Income Taxes receivable	(3,569,375)	—	(2,333,787)	—
Work-in-progress	151,893	37,530	37,973	(105,822)
Prepaid expenses and other	(650,831)	(349,968)	339,925	913,672
Note Receivable	(300,000)	—	(300,000)	—
in Accounts payable and accrued liabilities	(2,398,365)	(936,984)	3,395,309	1,274,482
Income taxes payable	(2,961,632)	(1,655,431)	—	3,343,176

	(8,383,992)	(2,095,459)	(2,506,099)	2,813,977
Investments:
Investments		—	—	—
Purchase of capital assets	(23,982,053)	(4,253,107)	(5,661,662)	(802,640)
Increase in other assets	(1,143,454)	(1,449,463)	(389,410)	(893,192)

	(25,125,507)	(5,702,570)	(6,051,072)	(1,695,832)
Financing:
Repayments of long-term debt	(111,910)	(631,531)	(2,951)	(108,408)
Increase in long-term debt	—	—	—	—
Share capital, issued for cash	26,642,180	1,634,365	226,762	957,525
Repurchase of share capital	—	—		—

	26,530,270	1,002,834	223,811	849,117
Decrease in cash and cash equivalents	(6,979,229)	(6,795,195)	(8,333,360)	1,967,262
Cash and cash equivalents, beginning of period	12,586,353	19,267,639	13,940,484	10,505,182

Cash and cash equivalents, end of period	$5,607,124	$12,472,444	$5,607,124	$12,472,444

Supplementary disclosure of cash flow information:
Cash paid for:
Interest paid	57,293	23,582	27,175	5,861
Income taxes paid	1,073,454	7,985,580	—	—

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For Immediate Release

BENNETT ENVIRONMENTAL PROVIDES CLARIFICATION IN ITS INVESTOR CALL ON EXPECTED
SOIL TO BE PROCESSED IN 4TH QUARTER

Oakville, Ontario, November 3, 2004 — Bennett Environmental stated in a press release yesterday that it expects to process 8,000 to 10,000 tonnes of soil from inventory in the fourth quarter of 2004. In an investor call later in the same day, the Company stated that 4,000 tonnes of these soils are from the Saglek project. The company confirms that as was stated on the call “For the 4000 tonnes of Saglek material, there will be no revenue recognition in the fourth quarter and the related costs have been estimated and accrued in the 3rd quarter.”

About Bennett Environmental Inc.

Bennett Environmental Inc. is a North American leader in high temperature treatment services for the remediation of contaminated soil and has provided thermal solutions to contamination problems throughout Canada and the US. Bennett Environmental’s technology provides for the safe, economical and permanent solution to contaminated soil. Independent testing has consistently proven that the technology operates well within the most stringent criteria in North America.

Bennett Environmental is listed on the Toronto Stock Exchange (Trading Symbol “BEV”) and the American Stock Exchange (Trading Symbol “BEL”). For information, please visit the Bennett Environmental website at www.bennettenv.com, or contact Al Bulckaert or Andy Boulanger at the Oakville office at (905) 339-1540.

Note for Investors:

This news release includes statements about expected future events and/or financial results that are forward looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements provisions contained in the Private Litigation Reform Act of 1995. The Company cautions that actual performance will be affected by a number of various factors, many of which are beyond the Company’s control. Discussions of the various factors that may affect future results are contained in the Company’s filings with the Securities and Exchange Commission and Ontario Securities Commission.

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